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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                   FORM 12B-25

                                                                 SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING          0-21068


(Check One):   [ ] Form 10K    [ ] Form 20-F    [ ] Form 11-K
               [X] Form 10-Q   [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended:       September 25, 2004
                  ---------------------------
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:   _____________________

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               --------------------------------

PART I -REGISTRANT INFORMATION

             Sight Resource Corporation
- -------------------------------------------------------------------------------
Full Name of Registrant

Former Name if Applicable

             6725 Miami Avenue
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Address of Principal Executive Office (Street and Number)

             Cincinnati, Ohio 45243
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City, State and Zip Code

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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported, the Company's 2002 and 2003 year-end financial statements have not been audited or certified. In view of the Company's previously reported Chapter 11 bankruptcy filing, and in view of the resignation of the independent accounting firm previously engaged to audit the Company's financial statements (also as previously reported), it is doubtful that such statements will ever be certified. Under such circumstances, the Company is presently unable to generate GAAP compliant statements for subsequent interim periods for inclusion in filings on Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Donald Radcliff                    513                       527-9718
- ----------------------           -------------             --------------------
      (Name)                      (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [ ]Yes [X]No

As previously reported, the Company has not yet filed its Annual Reports on Form 10-K for the years ended December 28, 2002 or December 27, 2003, or its Quarterly Reports on Form 10-Q for the quarters ended March 29, 2003, June 28, 2003, September 27, 2003, March 27, 2004, and June 26, 2004.



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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated above, the Company's financial statements for the years ended December 28, 2002 and December 27, 2003 have not been audited or certified. The Company also has not finalized GAAP compliant financial statements for the quarters ended March 29, 2003, June 28, 2003, September 27, 2003, March 27, 2004, and
June 26, 2004.

Prior to its bankruptcy filing, the Company operated six retail optical chains. Those were Cambridge Eye Associates (Massachusetts and New Hampshire), Vision World (Rhode Island), E. B. Brown Opticians (Ohio and Pennsylvania), Eyeglass Emporium (Indiana), Vision Plus (Louisiana and Mississippi), and Kent Optical (Michigan). Immediately prior to the bankruptcy filing, the Company assigned leases covering 20 Kent Optical locations to a third party purchaser. In connection with the bankruptcy filing, the Company requested and obtained Bankruptcy Court approval for the rejection of leases of 30 of the 32 E. B. Brown Optician stores, all 15 Vision Plaza stores, the two remaining stores operated under the Kent Optical name, and one Eyeglass Emporium store. As of June 23, 2004, the Company discontinued operations in the stores previously operated in locations covered by the leases as to which approval to reject was requested and has been obtained. The Company's continuing operations include 19 stores operating under the name of Cambridge Eye Associates, six stores operating under the name Vision World, six stores operating under the name Eyeglass Emporium, and one E. B. Brown Optician stores. As a result of the foregoing, the scope of the Company's operations during the third quarter of 2004 is much reduced from the scope of those operations during the third quarter of 2003.

By Form 8-K Report filed with the Securities and Exchange Commission on October 27, 2004, the Company furnished certain consolidated balance sheet information and consolidated operating statement information from its operating reports for the period from June 24, 2004 (the date of the filing of its petition under Chapter 11 of the Bankruptcy Code) to September 30, 2004 filed with the United States Bankruptcy Court for the Southern District of Ohio. As that information reflects, the Company sustained an operating loss during its third fiscal quarter of 2004 (quarter ended September 25, 2004). Largely because of the reduced scale of the Company's operations (as reflected in the preceding paragraph), that loss is believed to be significantly less than the operating loss sustained during the third quarter of 2003.



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                                             Sight Resource Corporation
                                    --------------------------------------------
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 9, 2004              By      /s/ Donald Radcliff
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                                                Donald Radcliff
                                            Chief Financial Officer